MISSION WEST PROPERTIES, INC.
10050 Bandley Drive, Cupertino, CA 95014
Phone 408-725-0700 Fax 408-725-1626

October 17, 2008

Mr. Kevin Woody
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Mission West Properties, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008
File No. 001-34000

Dear Mr. Woody:

This letter sets forth responses of Mission West Properties, Inc. (the “Company”) to your comments relating to the Company’s Annual Report on Form 10-K for 2007 contained in your letter dated October 2, 2008. For your convenience, each of the Staff’s comments in your letter is repeated in bold italicized text below and is followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 36

1.	Please tell us why you have not included interest related to your debt within your contractual obligations table. Please refer to footnote 46 in our Release 33-8350.

We have reviewed footnote 46 of Release 33-8350 and believe it allows for discussion of interest related to long-term debt outside of the tabular format. Interest rates information related to our long-term debt, including maturity dates, is provided in Note 8. Debt, under Notes to Consolidated Financial Statements. For the purpose of the Staff’s request, we advise the Staff that future filings will disclose the amount of interest payments required on debt within or in a footnote to the contractual obligations table.

Financial Statements

Consolidated Balance Sheets, page 46

2.
Please tell us and disclose in your filing the amount of consideration that would be paid to the holders of the non-controlling interests in the operating partnership as if the operating partnership units were redeemed on the balance sheet date.

We do not believe that disclosure of a hypothetical redemption cost of non-controlling interests in the operating partnership would be meaningful to stockholders. None of the limited partnership agreements of the operating partnerships provides for mandatory redemption of any operating partnership units or any right of an operating partnership or the Company to repurchase operating partnership units at its election.

As disclosed in the 10-K, the holders of operating partnership units have a right under the terms of an exchange rights agreement to exchange one unit for one share of common stock of the Company, generally, at any time, and the Company may deliver a share of common stock pursuant to such request by the holder or, at the Company’s sole option, may pay cash equal to the trading price of a common share as of the exchange date. Obviously, the exercise of this right may be settled in shares at a fixed exchange rate and does not in any way constitute a redemption right. Moreover, historically, all such exchanges have been settled in shares of common stock.

As disclosed in the 10-K, the limited partnership agreement of each operating partnership also allows the holders of operating partnership units (other than units beneficially owned by Carl Berg or Clyde Berg) to tender units for purchase by the operating partnership once during a 12-month period. The operating partnership may cap the total amount that it is obligated to purchase during the 12-month period from all tendering holders at $1 million, however. The Company may purchase the tendered units instead of the partnership, in the Company’s discretion. To date, in the Company’s 10-year history under the current structure, there have been no such tenders.

In light of the foregoing, we would consider it speculative and immaterial to present in our filing an amount of consideration that would be payable to a group of operating partnership unit holders upon a hypothetical redemption for which no legal right exists.

Consolidated Statements of Operations, page 47

3.	Please tell us how your current presentation complies with Rule 5-03 of Regulation S-X. Specifically, address your presentation of interest income and interest expense.

We note the Staff’s comment and advise the Staff that future filings will include a new section for Other Income (Expenses) consisting of interest income and interest expense.

In connection with the foregoing responses to your comments, the Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Wayne Pham
Wayne Pham
Vice President of Finance and Controller